July 11, 2007

Kari Jin

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:

Sino-Biotics, Inc.

Item 4.02 on June 27, 2007

File No. 0-32161

Dear Ms. Jin:

In response to the comments of the Staff in its letter dated July 5, 2007 regarding the Item 4.02 to Form 8-K filed on June 27, 2007 (the “Comment Letter”), Sino-Biotics, Inc. (the “Company”) has filed Amendment No. 1 (the “Amendment”) to its Form 8-K, File No. 0-32161.

This letter is in response to the Comment Letter on a supplemental basis and is being filed simultaneously with the Amendment.  In this letter, the comments from the Staff are recited in italics and followed by the Company’s response.

1.

Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing. We refer you to Item 4.02(a) (3) of Form 8-K.

Response:

The Company has revised the Form 8-K to conform to Item 4.02(a) (3).

2.

Please note that the required Form 8-K disclosures must be made within 4 business days of the occurrence of a reportable event (i.e., your requirement to file a Form 8-K began on the date of your decision to restate and not the date that the restatement occurred).  Please confirm your understanding of this requirement and acknowledge, if true, that this Form 8-K was not timely filed.  We refer you to paragraph B.1 of Form 8-K.

Response:

The Company acknowledges that the 8-K was not timely filed within four business days from the date of the occurrence of the reportable event.  It was decided by the auditors in early January, 2007 to restate the 10-KSB of 09/30/2006; however, after filing the amended 10-KSB for 09/30/2006, and filing the 10-QSB for 12/31/2006, we were informed by the auditors that we would also need to file an amendment for the 10-QSB.  The auditors also requested we file the form 8-K prior to filing the 10-QSB/A for 12/31/2006.

The Company further acknowledges the following:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  David Lennox

David Lennox

President & CEO

SINO-BIOTICS, INC.

2